FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

November 18, 2004

Commission File Number 000-30838

InfoVista S.A.

(Translation of registrant’s name into English)

6, rue de la Terre de Feu

91940 Les Ulis, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Notice of InfoVista’s Shareholders’ Meeting

InfoVista SA

Société anonyme with capital of 10,255,636.80 euros

Registered office: 6, rue de la Terre de Feu

91940 Les Ulis (France)

Register of Commerce and Companies of Evry 334 088 275

Siret 334 088 275 000 71

NOTICE OF SHAREHOLDERS’ MEETING

Ladies and Gentlemen, the Company’s shareholders are hereby invited to attend an ordinary and extraordinary meeting of shareholders which will be held on December 9, 2004, at 10:00 in the morning, central European time, at Hotel Le Royal Garden Saint Honoré, 218 rue du Faubourg Saint-Honoré, 75008 Paris, France, in order to vote on the agenda and draft resolutions set forth below:

Agenda

ORDINARY GENERAL MEETING

•                 Report of the Board of directors, special report of the Board of directors on stock-options and presentation of the annual French statutory accounts and the consolidated annual accounts for the fiscal year ended June 30, 2004;

•                 Report of the Chairman of the Board of directors on the work of the Board of directors and internal control;

•                 Presentation of the statutory auditors’ general and special reports on the performance of their duties;

•                 Approval of the annual French statutory accounts for the fiscal year ended June 30, 2004;

•                 Approval of the consolidated annual accounts for the fiscal year ended June 30, 2004;

•                 Full and final discharge to be given to the directors in the performance of their duties during the fiscal year ended June 30, 2004;

•                 Allocation of earnings for the fiscal year ended June 30, 2004;

•                 Auditors’ special report on the agreements provided for in Articles L. 225-38 et seq. of the French Code de Commerce and approval of the said agreements;

•                 Extension of the terms of office of 5 directors;

•                 Appointment of two directors;

•                 Appointment of the statutory auditors whose mandate will expire at the close of the annual shareholders meeting called to approve the annual accounts for the fiscal year ended June 30, 2004;

•                 Powers to be granted to the Board of directors to repurchase Company shares.

EXTRAORDINARY GENERAL MEETING

•                 Power to be granted to the board of directors to reduce the share capital by cancelling shares from the repurchase of Company’s shares;

•                 Power to allocate stock-options to employees and officers of the Company and its affiliates up to a limit of 360,000 existing shares;

•                 Power of attorney.

InfoVista SA

Société anonyme with capital of 10,255,636.80 euros

Registered office: 6, rue de la Terre de Feu

91940 Les Ulis (France)

Register of Commerce and Companies of Evry 334 088 275

Siret 334 088 275 000 71

DRAFT RESOLUTIONS PROPOSED BY THE BOARD OF DIRECTORS

TO THE GENERAL MEETING OF SHAREHOLDERS

ON DECEMBER 9, 2004

ORDINARY GENERAL MEETING

RESOLUTION ONE

Approval of the annual French statutory accounts for the fiscal year ended June 30, 2004

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Having heard the report of the board of directors and the statutory auditors’ report,

Hereby approves the annual French statutory accounts for the fiscal year ended June 30, 2004, as presented to it, and the transactions underlying the said accounts or summarised in the said reports,

Pursuant to the provisions of Article 223 quater of the French Code général des impôts, hereby approves the amount of costs and expenses not deductible from the taxable income referred to in Article 39-4 of the French Code général des impôts, which amounts to 38,868 euros for the fiscal year ending on June 30, 2004, as well as the amount of taxes paid by the Company owing to this non-deductibility, which amounts to 13,343 euros,

Hereby notes, pursuant to the provisions of Article 233 quinquies of the French Code général des impôts, the absence of expenses referred to in Article 39-5 of the French Code général des impôts during the fiscal year ended on June 30, 2004.

RESOLUTION TWO

Approval of the consolidated annual accounts for the fiscal year ended June 30, 2004 and discharge of the directors on the performance of their duties for such fiscal year

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Having heard the report of the board of directors and the statutory auditors’ report,

Hereby approves the consolidated annual accounts for the fiscal year ended June 30, 2004, as presented to it, and the transactions underlying the said accounts or summarised in the said reports,

And therefore fully and unreservedly discharges the directors from any liability arising from the performance of their duties during the fiscal year in question.

RESOLUTION THREE

Allocation of earnings for the fiscal year ended June 30, 2004

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Having heard the report of the board of directors,

Hereby approves the proposed allocation of earnings presented by the board of directors and resolves that the loss of 1,072,649 euros from the fiscal year ended June 30, 2004 shall be carried forward,

Takes note, in accordance with the provisions of Article 243 bis of the French Code général des impôts (General tax code), of the fact that no dividend has been distributed for the last three fiscal years.

RESOLUTION FOUR

Approval of the agreements provided for in Articles L. 225-38 et seq. of the French Code de Commerce

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Having heard the statutory auditors’ special report on the agreements governed by Articles L. 225-38 of the French Code de commerce,

Hereby approves the agreements concluded during the course of the fiscal year ended June 30, 2004, as contained in the said report, together with the agreements authorised and concluded at an earlier date but performed during the course of the fiscal year ended June 30, 2004.

RESOLUTION FIVE

Extension of the term of office of a director

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Hereby notes that the term of office of director Alain Tingaud is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2005.

RESOLUTION SIX

Extension of the term of office of a director

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Hereby notes that the term of office of director Guy Dubois is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2005.

RESOLUTION SEVEN

Extension of the term of office of a director

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Hereby notes that the term of office of director Herbert May is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2005.

RESOLUTION EIGHT

Extension of the term of office of a director

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Hereby notes that the term of office of director Hubert Tardieu is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2005.

RESOLUTION NINE

Extension of the term of office of a director

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Hereby notes that the term of office of director Peter Waal is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2005.

RESOLUTION TEN

Appointment of a director

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Having heard the report of the board of directors,

Hereby resolves, to appoint Mr. Philippe Ozanian as director for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2005.

RESOLUTION ELEVEN

Appointment of a director

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Having heard the report of the board of directors,

Hereby resolves, to appoint Mr. Gad Tobaly as director for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2005.

RESOLUTION TWELVE

Appointment of a statutory auditor

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Having heard the report of the board of directors,

Hereby resolves, to appoint Ernst & Young Audit, Tour Ernst & Young, Faubourg de l’Arche, 92037 Paris La Défense Cedex France as statutory auditor, in replacement of PricewaterhouseCoopers Audit, for a period of six fiscal years, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2010.

RESOLUTION THIRTEEN

Appointment of a deputy statutory auditor

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Having heard the report of the board of directors,

Hereby resolves, to appoint Mr. Bruno Perrin, 100 rue Raymond Losserand, 75014 Paris France as deputy statutory auditor, in replacement of Mr. Pierre-Bernard Anglade, for a period of six fiscal years, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2010.

RESOLUTION FOURTEEN

Powers to be granted to the board of directors to repurchase Company shares

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Having heard the report of the board of directors,

And having reviewed the “note d’information” approved by the “Autorité des marchés financiers”,

Hereby grants the board of directors the power (which may be delegated to its chairman) in accordance with Articles L. 225-209 et seq. of the French Code de commerce, to repurchase Company shares representing up to a maximum of 10% of the share capital of the Company.

The purpose of powers granted herein is to enable the Company to:

•                 implement stock purchase plans or sell Company shares for the benefit of the employees or executives of the Company or its affiliates.  Such plans shall be administered pursuant to applicable laws and may operate, for example, through profit-sharing, the award of stock-options, or through a Company savings scheme,

•                 provide consideration in the context of an acquisition or an exchange of Company shares (especially as part of external growth operations),

•                 perform transactions on the secondary market or regulation of the InfoVista share liquidity via a third party investment service company through a liquidity contract that conforms to an ethics charter approved by the AMF

•                 cancel shares, but subject to the adoption of a specific resolution by the extraordinary general meeting of shareholders.

•                 issue securities when rights attached to securities giving rights to purchase Company shares are exchanged or exercised by presenting a coupon or in some other manner,

The purchase, sale, exchange and transfer of the shares pursuant to this resolution may be carried out at any time and in any manner, especially on the open market or through other types of negotiated transactions and, if necessary, by having recourse to financial derivatives (options, negotiable warrants etc.), provided that they comply with applicable regulations. The part of the programme which may be done through block trades is not limited.

The funds used for the share repurchase programme shall not exceed 7,000,000 euros.

In the context of this programme, the maximum purchase price (excluding expenses) shall be 5.86 euros (125% of the highest closing price over the period from January 2, 2004 to September 9, 2004) and the minimum resale price (excluding expenses) shall be 2.35 euro (100% of the lowest closing price over the same period). However, in the event of a stock split or a reverse stock split, the board shall be authorized to adjust the purchase price and resale price mentioned above in order to take into account the incidence of such transaction on the share value.

In order to ensure that the foregoing powers can be exercised, the board of directors is hereby granted the power, which may be delegated, to:

•                 enter into stock market transactions,

•                 conclude any agreement, especially with a view to maintaining share purchase and sale registers,

•                 report to the “Autorité des marchés financiers” or any other regulatory agency,

•                 carry out any other formalities and, in general, do whatever is necessary to implement this resolution.

These powers shall expire at the close of the general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2005 and, in any case, for no longer than 18 months after the present general meeting of shareholders, and may also be exercised during a public tender offer.

The present authorization invalidates and supersedes the authorization granted by the general meeting of shareholders of December 15, 2003 under resolution twelve.

The board of directors shall notify the general meeting of shareholders of operations conducted pursuant to the present resolution.

EXTRAORDINARY GENERAL MEETING

RESOLUTION FIFTEEN

Power granted to the board of directors to reduce the share capital by cancelling shares from the repurchase of Company shares

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Having heard the report of the board of directors and the statutory auditors’ special report,

Hereby grants the board of directors the power to reduce the share capital, on one or more occasions and in accordance with Articles L.225-209 et seq of the French Code de commerce, by cancelling some or all of the Company shares that it has purchased under the share repurchase programme governed by the preceding resolution, up to a limit of 10% of the capital in any one 24-month period,

Authorises the board of directors to offset the difference between the repurchase price of the cancelled shares and their par value against available premiums and reserves,

And generally grants the board of directors the power to set the terms and procedures governing the said cancellation(s), if necessary, to amend the by-laws accordingly, and generally do whatever is necessary.

The present powers shall expire at the close of the general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2005.

RESOLUTION SIXTEEN

Power to allocate stock options (giving the right to acquire existing shares) to employees of the company and its subsidiaries up to a limit of 360,000 existing shares

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Having heard the report of the board of directors and the statutory auditors’ special report,

Hereby authorises the board of directors, in accordance with Articles L. 225-177 et seq. of the French Code de commerce, to grant stock options, on one or more occasions, up to a maximum of 360,000 existing shares with a par value of 0.54 euros each, to employees and officers of the Company and its affiliates (within the meaning of Article L. 225-180 of the French Code de commerce). These stock options would give the right to purchase existing shares, which result from the stock repurchase program subject to applicable laws and regulations.

Decides that the Stock Options granted pursuant to this authorisation may not exceed in number an amount in excess of 360,000 existing shares, before adjustment.

Resolves that the present authorisation shall be valid for a period of thirty-eight months from the date of the closing of the current general meeting of shareholders.

Resolves that the subscription price for shares purchased by exercising options shall be determined by the board of directors on the day on which the options are granted as follows:

•                the subscription price for the shares shall not be inferior to 85% of the average price of InfoVista shares on Le Nouveau Marché over the twenty trading days preceding the day on which the options are granted nor inferior to 100% of the maximum price of repurchased shares held by the Company pursuant to articles L.225-208 and/or L. 225-209 of the French Code de Commerce;

•                if company shares cease to be traded on a regulated market, the share subscription price for shares purchased by exercising options shall be determined by the board of directors, in compliance with the provisions of Article L.225-177 of the French Code de commerce, the price thus determined by the Board may not be less than 80% of the average price of the shares which may be held by the Company pursuant to articles L.225-208 of the French Code de Commerce.

The price of the options, as determined above, cannot be changed unless the company concludes one of the financial operations or operations on securities governed by Articles L. 225-181 of the French Code de commerce , in which case the board of directors may adjust the price and the number of shares that can be subscribed by exercising options in accordance with the legislation and regulations in effect, in order to take account of the impact of the operation in question,

Notes that no option may be granted within twenty trading days of the date on which a coupon conferring entitlement to a dividend or an increase in share capital is removed from the shares,

Notes that no stock options may be granted (a) within ten trading days prior to and following the date on which the consolidated accounts or, as the case may be, the annual accounts of the Company are published and (b) in the period between the date on which the management are made aware of the information which, if it was made public, might have the effect of having a material impact on the market price of the shares of the Company and the date following ten trading days from when this information was made public.

Resolves that options must be exercised within no more than 10 years from the date on which they were granted by the board of directors, but the board of directors may, however, reduce this period for option holders resident in countries in which the regulations require a shorter period,

Grants the board of directors the power, to:

•                select the persons to whom options are to be granted and decide on the number of options to be granted;

•                set the dates and the terms of the issuance of such options including restricting, limiting or prohibiting (a) the exercise of options, or (b) the transfer or conversion to bearer form of shares subscribed to by exercising options, during certain periods or with effect from certain events, for certain options or shares or for the benefit of certain employees or executives of the Company or its affiliates;

•                similarly, the board will be able to (a) anticipate the dates or the periods of exercise of options, (b) keep the options exercisable and (c) modify the dates or periods during which the shares, which were obtained by exercise of options, may not be sold or converted into bearer form;

•                generally, do whatever is necessary to implement this resolution.

The Board of directors shall inform the general meeting of shareholders every year of the operations pursuant to the present resolution.

RESOLUTION SEVENTEEN

Power of attorney

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Hereby grants the bearer of an original, a copy or an extract of these minutes all powers to carry out the necessary registrations and formalities.

Provided that are no changes are made to the agenda, pursuant to requests for additional resolutions, this notice constitutes valid notice of the shareholders’ meeting. Requests to add new resolutions to the agenda by shareholders who fulfill the conditions set forth in article 128 of the decree of March 23, 1967, must, in accordance with the regulations in force, file such proposals with the Company at its registered office by registered letter with return receipt requested no later than ten days from the date of publication of this notice.

All holders of ordinary shares, regardless of the number of shares held, have the right to attend the meeting, to appoint a proxy (being another shareholder or a spouse) or to submit a postal ballot. Shareholders who wish to attend will receive an admission card upon request.

Holders of registered nominative shares may attend the meeting, appoint a proxy or submit a postal vote if they are registered in the Company’s register of shareholders no less than five days prior to the shareholders’ meeting. There are no further formalities and such shareholder will be admitted on presentation of identification.

Holders of bearer shares must have their shares placed in a blocked account no less than five days prior to the shareholders’ meeting by their broker or other intermediary.  The broker or intermediary must provide a certificate to confirm that the shares have been blocked for a period expiring no sooner than the end of the shareholders’ meeting.

Holders of bearer shares wishing to appoint a proxy or submit a postal ballot may request their broker or intermediary to provide them with the necessary proxy/voting card no later than six days prior to the shareholders’ meeting.

All certificates of immobilization, proxy forms or postal ballots must be filed with BNP PARIBAS Securities Services — Services aux Emetteurs, Immeuble Tolbiac, Assemblées - 75450 PARIS CEDEX 09, France.

Postal votes will only be accepted if the duly completed form is received by BNP Paribas (address above) or by the Company at its registered office no later than three days prior to the shareholders’ meeting. A shareholder who has submitted a postal ballot may not attend the meeting either in person or by proxy.

Special rules apply to holders of American Depositary Shares. Information can be obtained from your broker or intermediary, or the Bank of New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.

Date: November 18, 2004	By:	/s/ Philippe Ozanian

Name: Philippe Ozanian
Title: Chief Financial Officer